Filed by Integrated Device Technology, Inc. pursuant to

Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14d-2 under the Securities Exchange Act of 1934, as amended

Subject Company: PLX Technology, Inc.

Commission File No. 000-25699

MAY 17, 2012 / 10:30 a.m. Eastern time

JP Morgan Technology, Media & Telecom Conference

Boston, MA

EXCERPT

John Ahn - J.P. Morgan - Okay, great. Let’s see, so I guess when we start talking about Enterprise Computing, you know, obviously the big news, the last time around was your acquisition of PLX -

Ted Tewksbury - Integrated Device Technology, Inc. - President & CEO Uh-huh.

John Ahn - You know - makes you a de facto leader in PCI Express, basically. I just kind of wanted to get your perspective on, you know, what was the thinking process, both from a technology advantage standpoint, as well as from a financial standpoint, if you could kind of walk us through some of that thought process?

Ted Tewksbury - Integrated Device Technology, Inc. - President & CEO Yeah, great question. We’ve been getting a lot of questions about PLX since the announcement. You know, from a strategic point of view, what this does is it enables us to expand our data center interconnect solutions in one of our core markets, which is Enterprise Computing. And what’s happening there is, of course - of course, it expands our existing leadership in PCI Express, but more important, to understand the strategic logic you’ve got to understand that there’s a major paradigm shift that’s happening in data centers today, and that is the deployment of solid state drives.

And there are a number of different usage models, there’s direct attached, SSDs that are used in the server as a cache in order to accelerate the processing in cloud computing data centers. You’ve also got standalone centralized storage boxes that use SSD arrays that are connected through PCI Express switches to the CPUs. Those boxes, in turn, are connected through storage area networks to the servers. And then you’ve got top of the rack appliances that use the same kind of architecture. All of those architectures use an array of SSDs. The interfaces on those SSDs are moving from traditional SAS and SATA to PCI Express, in order to provide higher throughput, lower latency, lower power, and so forth. And then those arrays connect up to one or more CPUs through PCI Express switches. So we’ve talked a lot at our Analyst Day, as well as on our earnings call, about the investments that we’ve been making in these SSD Flash Memory Controllers with PCI Express interfaces. IDT today is actually the only company in the world that has a fully integrated enterprise class flash memory controller with a native PCI Express interface. And what’s happening here is that those SSD arrays are now driving an expansion of the PCI Express switch market.

John Ahn - Uh-huh.

Ted Tewksbury - Integrated Device Technology, Inc. - President & CEO And that really is one of the primary reasons for the PLX acquisition, from a strategic point of view; it enables IDT to now offer our customers a complete system-level solution, so you can think of it as we own both ends of the wire now, we own the PCI Express interface to the SSD, and we also own the switch. And that enables us to offer our customers an overall solution - and, again, that’s back to our original strategy, which is offer system-level solutions to our customers. We can offer them an SSD solution that’s higher performance, lower cost, lower power, and also that enables advanced features; think, for example, of hot plug ability, or hot removal of SSDs from the system. In order to implement those kinds of features, or to implement RAID systems, for example, you have to be able to optimize the switches and the SSD interfaces to work together and be interoperable. And so that’s what this acquisition gives us, strategically. It expands our market and it enables us to offer complete system solutions to our customers.

John Ahn - Okay. Can you also maybe elaborate a little bit more on the financial aspects of it, as well? I mean, you paid $7.00 per share, you talked about some pretty good synergies, actually in excess of $35 million in synergy - cost synergies -

Ted Tewksbury - Integrated Device Technology, Inc. - President & CEO Yeah.

John Ahn - So if you can just kind of talk about maybe some of the financial rationale?

Ted Tewksbury - Integrated Device Technology, Inc. - President & CEO Yeah. So the financial rationale, every acquisition we do, we look at accretion of the acquisition relative to what we could get with a stock buyback. In this case, with the synergies, the acquisition is comparable to what we would get with a stock buyback; however, what the acquisition gives us is all the strategic benefits that I just described. It gives us the scale that we need to accelerate our progress towards our target operating model and it gives us some very nice accretion. We talked about the accretion during the earnings call. Basically, the way it lays out is that, today, if you look at PLX’s pro forma results for the past four quarters, they did about $113 million in revenue at a 57 percent gross margin, which is comparable to IDT. Their OpEx is around $74 million, and therefore they’re incurring about a $10 million loss per year. We’ve identified synergies in excess of $35 million to $36 million, which would be realized, number one, by selling or divesting the 10 Gig Ethernet effort, which is the Teranetics Group, which is about $17 million; $18 million of annual R&D spend. And then there’s also synergies resulting from public company costs, duplicative selling costs, G&A, and so forth. If we roll that in, that’s another $17 million worth of synergy savings. In addition to that, we have about $2 million or so of [clog] savings, which result from volume pricing that we would be able to achieve with foundries, as well as taking their test operations and some of their other back-end operations, and pulling it into our Malaysia test facility. So you roll all that up, you’re at the $35 million to $36 million range in synergies, which turns a $10 million a year loss into a $26 million a year operating profit. And we think that those numbers are relatively conservative. Also, there are tax benefits.

PLX is a U.S. company and, when we integrate them into our international tax structure, and we take advantage of about $150 million of combined NOLs, some of those earnings - well, basically all of those earnings - are shielded on a cash tax basis and that increases the EPS even more than what we’ve talked about. So, as I mentioned, we think those are conservative numbers; we think we can potentially do better. We also think that the integration will be relatively straight forward. We’ve had a lot of experience with these kinds of integrations. Tundra Semiconductor is a great example where we had a plan to achieve 60% synergies on their OpEx and we achieved that within one quarter, and we actually did better than our plan of 60 percent, and that was with a much more complicated and more geographically distributed company. In this case, PLX is right up the road from us in Sunnyvale, 15 miles away, comparable products, good cultural match, same - or complementary customers. And the company will basically slot right into our existing Enterprise Computing Division and should be a relatively straightforward integration, so it should be relatively easy to achieve those synergies. If we’re able to close the deal in June - which is maybe a little bit aggressive but, by the end of June, if we can get it done, we could realize most of the synergies by September and be accretive by the December quarter.

Additional Information

The exchange offer described herein has not yet commenced. This transcript is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Any offer will only be made through a prospectus, which is part of a registration statement on Form S-4, as well as a Tender Offer Statement on Schedule TO, an offer to purchase, form of letter of transmittal and other documents relating to the exchange offer (collectively, the “Exchange Offer Materials”), each to be filed with the U.S. Securities and Exchange Commission (the “SEC”) by IDT. In addition, PLX will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect to the exchange offer. IDT and PLX expect to mail the Exchange Offer Materials, as well as the Schedule 14D-9, to PLX stockholders. Investors and security holders are urged to carefully read these documents and the other documents relating to the transactions contemplated by the merger agreement when they become available because these documents will contain important information relating to the exchange offer and related transactions. Investors and security holders may obtain a free copy of these documents after they have been filed with the SEC, and other annual, quarterly and special reports and other information filed with the SEC by IDT and PLX, at the SEC’s website at www.sec.gov. In addition, such materials will be available from IDT or PLX, or by calling Innisfree M&A Incorporated, the information agent for the exchange offer, toll-free at (877) 456-3463 (banks and brokers may call collect at (212) 750-5833).

Neither PLX nor IDT is asking for stockholders to vote or soliciting proxies in connection with the exchange offer transaction at this time. Upon consummation of the offer, PLX and IDT may seek votes or proxies in connection with the proposed back-end merger from holders of PLX shares not tendered in the offer. PLX, IDT and their respective officers and directors therefore may be deemed to be participants in the solicitation of proxies from PLX’s stockholders in connection with the proposed merger. A description of certain interests of the directors and executive officers of PLX is set forth in Pine’s Form 10-K/A, Amendment No. 1, in Part III thereof, which was filed with the SEC on April 27, 2012. A description of certain interests of the directors and executive officers of IDT is set forth in IDT’s proxy statement for its 2011 annual meeting, which was filed with the SEC on August 1, 2011. To the extent holdings of either company’s securities by their respective directors and certain officers have subsequently changed, such changes have been reflected on Forms 4 filed with the SEC.

Forward-Looking Statements

Certain statements above may contain forward-looking statements relating to IDT and/or PLX, including expectations for IDT’s proposed acquisition of PLX. All statements included in this transcript concerning activities, events or developments that IDT expects, believes or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties and other factors that may cause actual results and performance to be materially different from any future results or performance expressed or implied by forward-looking statements, including the following: uncertainties as to the timing of the exchange offer and the subsequent merger; uncertainties as to how many of PLX’s stockholders will tender their shares of common stock in the exchange offer; the risk that competing offers or acquisition proposals will be made; the risk that the exchange offer and the subsequent merger will not close because of a failure to satisfy one or more of the offer closing conditions (including regulatory approvals); the risk that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners; the risk that stockholder litigation in connection with the exchange offer or the merger may result in significant costs of defense, indemnification and liability; the risk that IDT’s or PLX’s business will have been adversely impacted during the pendency of the exchange offer and the merger; the risk that the operations of the companies will not be integrated successfully; the risk that the expected cost savings and other synergies from the transaction may not be fully realized, realized at all or take longer to realize than anticipated; and other economic, business and competitive factors affecting the businesses of IDT and PLX generally, including those set forth in the filings of IDT and PLX with the SEC from time to time, including their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings. These forward-looking statements speak only as of the date of this communication and IDT does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise, except as required by law.